Exhibit 99.12

PERDIGÃO RATIONALIZES DAIRY OPERATIONS

By reallocating production, the company will optimize its plant structure and reduce costs

Starting this month, Perdigão will reallocate the processing operations of Cotochés in Rio Casca (MG) and Elegê in Ivoti (RS).  The decision is designed to optimize the operations of the company’s nine other plants, located in five Brazilian states.

This rationalization will result in cost reductions without, however, diminishing production volumes. Perdigão’s Dairy Products Division decided to discontinue production at the Rio Casca and Ivoti units due to the small scale of their operations, their outdated technology and their proximity to other production units. The rationalization program does not envisage any further reallocation of production.

RIO CASCA

Starting this Monday, 01/05, part of Rio Casca’s processing operations will be transferred to the Sabará plant, which will produce fluid milk, aromatized milk and cream.  The production of cheese and cheese spread will be outsourced to other companies in the state of Minas Gerais. Other products will be reallocated to company plants in Itumbiara (GO) and Carambeí (PR).

The existing partnership with 380 milk producers in the region will be maintained and expanded by means of a loyalty program aimed at expanding the local milk basin, which today produces around 45 thousand liters/day.  For the time being, the Rio Casca plant will continue to receive and chill this production, which will subsequently be transported to the Sabará, Itumbiara and Carambeí production lines.

As a result of the discontinuation of the processing activities of this plant, 163 employees will be made redundant – with the return to work this Thursday (01/08) – of which some will be reallocated to the Itumbiara and Sabará plants.  Only 24 employees will remain in Rio Casca to man the milk reception, chilling and dispatching process.

IVOTI

The reallocation of the Elegê’s Ivoti processing operations to other plants in the state of Rio Grande do Sul will take place starting January 31. The approximately 30 thousand liters/day that it currently received from producers in the region will be directed to its Teutônia plant, which already produces UHT milk.  Elegê will try to use its Producers’ Club program to stimulate production in this milk basin, in order to meet demand from its other regional processing plants.

Ivoti’s C-type pasteurized milk production will be transferred to the São Lourenço do Sul and Santas Rosa plants.  Santa Rosa will also receive the cheese spread and fudge production lines, while the processed cheese and mozzarella cheese production lines will be transferred to Ijuí and Três de Maio.

The discontinuation of the processing operations at Ivoti will render the 70 employees working at the plant redundant.

São Paulo (SP), January 05 2009.

Leopoldo Viriato Saboya

Financial and Investor Relations Director

Perdigão Companies